

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 16, 2009

<u>Via Mail and Fax</u>

Matt Maddox
Chief Financial Officer and Treasurer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

> **RE:** **Wynn Resorts, Limited**
> **Form 10-K for the Year Ended December 31, 2008**
> **File Number: 000-50028**

Dear Mr. Maddox:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Lyn Shenk
Branch Chief